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Filed Pursuant to Rule 424(B)(3)
Registration No. 333-159671

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 2, 2009

PROSPECTUS

$150,000,000

      % Convertible Senior Notes due 2014

The Offering:

                 We are offering $150,000,000 principal amount of our        % Convertible Senior Notes due 2014. The notes will bear interest at a rate of        % per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009. The notes will mature on June 15, 2014.

                 The notes will rank equal in right of payment with all of our existing and future senior unsecured indebtedness, including $500.0 million principal amount of our 7 3/4% senior notes due 2016, $500.0 million principal amount of our 6 3/4% senior notes due 2015 and $700.0 million principal amount of our 7 3/8% senior notes due 2012, and senior to any subordinated indebtedness we may incur. The notes will be effectively subordinated to our secured indebtedness to the extent of the assets securing that indebtedness, including indebtedness under our senior secured credit agreement. The notes will be guaranteed on an unsecured senior basis by certain of our subsidiaries. The notes will be effectively junior to all liabilities of our subsidiaries that do not guarantee the notes.

Convertibility of Notes:

                 Holders may convert their notes at their option into shares of our common stock at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate will be                        shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $                        per share of common stock). The conversion rate will be subject to adjustment upon the occurrence of specified events but will not be adjusted for accrued interest, including additional interest, if any. In addition, following certain corporate transactions, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

                 Our common stock is quoted on the NASDAQ Global Select Market under the symbol "STLD." On June 1, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $15.96 per share.

Redemption of Notes at Our Option:

                 On or after June 20, 2012, if the last reported sale price of our common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable conversion price in effect on each such trading day, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date.

                 Concurrently with this offering, under a separate prospectus, we are offering 27,000,000 shares of our common stock (or 31,050,000 shares of our common stock if the overallotment option granted to the underwriters in that offering is exercised in full). Neither offering will be contingent on the completion of the other.

                 Investing in the notes involves risks, including those described in the "Risk Factors" section beginning on page 9 of this prospectus, and under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus.

	Per Note	Total
Public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Steel Dynamics, Inc.	%	$

                 (1)    Plus accrued interest from                        , 2009, if settlement occurs after that date

                 The underwriters may also purchase up to an additional $22,500,000 principal amount of notes to cover overallotments, if any, within the 30-day period beginning on the date of this prospectus.

                 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The notes will be ready for delivery in book entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about                        , 2009.

Merrill Lynch & Co.	Goldman, Sachs & Co.
Morgan Stanley	J.P.Morgan

ABN AMRO Incorporated	PNC Capital Markets LLC

The date of this prospectus is                , 2009.

              You should rely only on the information contained or incorporated by reference in this prospectus or any free writing prospectus we provide to you. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus or any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have materially changed since those dates.

ABOUT THIS PROSPECTUS

              Except as the context otherwise requires, or as otherwise specified or used in this prospectus, the terms "we," "our," "us," "the Company," and "SDI" refer to Steel Dynamics, Inc. and its subsidiaries.

              The distribution of this prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

              You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not, and the underwriters are not, making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

              You should read and consider all information contained or incorporated by reference in this prospectus before making your investment decision.

i

SUMMARY

              This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read the entire prospectus and the financial statements and other documents incorporated by reference in this prospectus, including our "Risk Factors."

The Company

              We are one of the largest steel producers and one of the largest metals recyclers in the United States based on a current estimated annual steelmaking capability approaching six million tons and actual 2008 recycled ferrous materials and brokerage volume of 5.6 million tons of ferrous and 912 million pounds of nonferrous metallics. During 2008, our net sales were $8.1 billion and our actual 2008 steel production was 4.8 million tons. At December 31, 2008, we had approximately 6,650 employees in our various operations throughout the eastern half of the United States.

              Steel Dynamics, Inc. was incorporated in August 1993, in Indiana. We maintain our principal executive offices at 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804. Our telephone number is (260) 969 3500.

Recent Developments

              Amendment to Our Credit Agreement.    We have received executed consents from lenders holding a majority of the commitments and outstanding borrowings under our senior secured credit agreement, which we refer to as our "Credit Agreement," consenting to certain amendments to our Credit Agreement, as described below. The Credit Agreement currently consists of a $552.1 million term loan and an $874.0 million revolving credit facility, with approximately $271.0 million of outstanding borrowings under the revolving credit facility as of June 1, 2009.

              Pursuant to the consents, we expect to amend the Credit Agreement to provide (a) that the total debt to EBITDA (earnings before interest, taxes, depreciation, amortization and certain non-cash transactions described in the Credit Agreement) financial covenant, which currently requires a ratio of not more than 5.0 to 1.0, would be suspended until December 31, 2010; (b) that the interest coverage ratio financial covenant, which currently requires a ratio of not less than 2.0 to 1.0, would be amended to require a ratio of not less than 1.25 to 1.0, for the remainder of 2009, 2.0 to 1.0, beginning March 31, 2010, and 2.5 to 1.0, beginning September 30, 2010; and (c) for a new first lien debt to EBITDA financial covenant that requires a ratio of not more than 2.5 to 1.0, beginning June 30, 2009, and 3.0 to 1.0, beginning December 31, 2010. The amendment is also expected to immediately activate the existing accounts receivable and inventory borrowing base limitations for the remainder of the term of the Credit Agreement, which will require that our aggregate amount of outstanding borrowings under the Credit Agreement are less than, at all times, the aggregate of 85% and 65% of the book value of the accounts receivable and inventory that constitutes collateral under the Credit Agreement. A failure to meet this borrowing base will require us to make a mandatory prepayment of borrowings under the Credit Agreement in an amount sufficient to comply with such borrowing base. As of March 31, 2009, we believe that we would be able to draw up to $849.1 million of the available amounts under the revolving credit facility based on this borrowing base limitation. The amendment is also expected to require us to prepay all borrowing under the revolving credit facility with the net proceeds received from the incurrence of certain debt obligations at any time when our ratio of total debt to EBITDA exceeds 5.0 to 1.0 following the incurrence of such debt. The lenders who have provided the consent to the proposed amendment will permit us to use up to a maximum of $150 million of borrowings under the revolving credit facility of the Credit Agreement to repay amounts outstanding under the term loan.

              We intend to use the net proceeds of this offering, along with the net proceeds of the concurrent offering of our common stock, described below, to repay the term loan portion of our Credit Agreement in full. If the net proceeds of this offering and the concurrent offering of common stock are insufficient to repay the term loan portion of the Credit Agreement in full, we will borrow additional amounts under our revolving credit facility to repay the term loan in full. See "Use of Proceeds." Following this offering and the concurrent offering of our common stock and the repayment of all the borrowings under the term loan portion of our Credit Agreement, we expect to have $226.8 million of outstanding borrowings under the revolving credit facility, with $623.7 million of available borrowings, with, as of May 31, 2009, approximately $23.6 million represented by letters of credit outstanding under the revolving credit facility.

              The execution of the amendment is subject to the completion of customary documentation and the payment of an amendment fee. The amendment is expected to become effective by June 30, 2009. Affiliates of each of the lenders who have consented to the amendment described above are serving as underwriters in this offering.

              Reduction of Our Common Stock Dividend. On June 2, 2009, our board of directors approved a reduction in the quarterly dividend of our common stock from $0.10 per share to $0.075 per share, effective with the dividend payable on July 10, 2009 to holders of record at the close of business on June 30, 2009.

Concurrent Common Stock Offering

              Concurrently with this offering, under a separate prospectus, dated the date hereof, we are offering 27,000,000 shares (31,050,000 shares if the underwriters exercise their overallotment option with respect to that offering in full) of our common stock, in an underwritten public offering.

              We estimate that the net proceeds from our concurrent common stock offering will be approximately $411.2 million ($472.9 million if the underwriters' overallotment option in that offering is exercised in full), after deducting the underwriting discount and estimated expenses payable by us in that offering and based on an assumed offering price of our common stock of $15.96 per share, which is the last reported sale price of our common stock on the NASDAQ Global Select Market on June 1, 2009. We plan to use the net proceeds from the concurrent offering, along with the net proceeds of this offering, to repay outstanding amounts under the term loan portion of our Credit Agreement. See "Use of Proceeds."

              Neither the completion of the concurrent common stock offering nor this offering is contingent on the completion of the other; however, the concurrent common stock offering and this offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, are sufficient to repay the term loan portion of the Credit Agreement in full.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any shares of our common stock in the concurrent offering.

The Offering

              The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read this entire prospectus and the documents incorporated by reference herein, including the financial statements and related notes, before making an investment in the notes. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes. As used in this section, "we," "our" and "us" refer to Steel Dynamics, Inc. and not to any of its consolidated subsidiaries.

Issuer	Steel Dynamics, Inc., an Indiana corporation.
Securities	$150,000,000 principal amount of % Convertible Senior Notes due 2014 ($172,500,000 million if the underwriters' overallotment option is exercised in full).
Maturity	June 15, 2014, unless earlier converted, redeemed or repurchased.
Issue Price	% plus accrued interest, if any, from June , 2009.
Interest	% per year. Interest will accrue from June , 2009 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009.
Guarantees	The notes will be guaranteed on an unsecured senior basis by certain of our subsidiaries. See "Description of Notes—Guarantees."
Conversion Rights

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date in multiples of $1,000 principal amount.

The conversion rate for the notes is initially            shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $        per share of common stock), subject to adjustment as described in this prospectus.

In addition, following certain corporate transactions, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under "Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change."

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest, including any additional interest, upon conversion of a note, except in limited circumstances. Instead, interest (including any additional interest) will be deemed paid by the shares of our common stock, together with any cash payment for any fractional share, into which a note is convertible.

Redemption of Notes at Our Option

Prior to June 20, 2012, the notes will not be redeemable at our option. On or after June 20, 2012, if the last reported sale price of our common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable conversion price in effect on each such trading day, we may redeem for cash all or part of the notes, upon not less than 30 nor more than 60 days' notice before the redemption date to the trustee, the paying agent and each holder of notes. See "Description of Notes—Redemption of Notes at Our Option."

Fundamental Change Permits Holders to Require Us to Purchase Notes

If we undergo a "fundamental change" (as defined in this prospectus under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes"), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the fundamental change purchase date.

Ranking

The notes will be senior unsecured obligations. The notes will be equal in right of payment with all of our existing and future senior unsecured indebtedness, including $500.0 million principal amount of our 7 3/4% Senior Notes due 2016, $500.0 million principal amount of our 6 3/4% Senior Notes due 2015 and $700.0 million principal amount of our 7 3/8% Senior Notes due 2012, and will rank senior to any subordinated indebtedness we may incur. The notes will be effectively subordinated to our secured indebtedness, to the extent of the assets securing that indebtedness, including indebtedness under our Credit Agreement. The notes will effectively rank junior to our non-guarantor subsidiaries' indebtedness and other liabilities, including trade payables. The subsidiary guarantees of the notes will rank equally in right of payment to all existing and future senior unsecured indebtedness of our Subsidiary Guarantors (as defined under "Description of the Notes—Guarantees").

As of March 31, 2009, after giving effect to this offering and our concurrent offering of common stock and the anticipated use of the net proceeds therefrom, we would have had $2.1 billion of consolidated indebtedness outstanding, of which there would have been:

• $258.1 million of secured indebtedness;
• $700.0 million of unsecured 7 3/8% Senior Notes due 2012
• $500.0 million of unsecured 6 3/4% Senior Notes due 2015;

• $500.0 million of unsecured 7 3/4% Senior Notes due 2016; and
• $150 million of the notes offered hereby.

As of March 31, 2009, our non-guarantor subsidiaries had approximately $100.0 million of liabilities outstanding, including $63.5 million of indebtedness, substantially all of which indebtedness is held by us.

The indenture pursuant to which the notes will be issued (the "indenture") will not limit the amount of debt that we or our subsidiaries may incur.
Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $145.2 million ($167.0 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us. We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent common stock offering, to repay outstanding amounts under the term loan portion of our Credit Agreement. This offering and the concurrent common stock offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, if necessary, are sufficient to repay the term loan portion of the Credit Agreement in full. See "Use of Proceeds."

Book-Entry Form

The notes will be issued in fully registered book-entry form and represented by one or more permanent global notes without coupons, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") in New York, New York. Beneficial interests in any such global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct or indirect participants, and any such interest may not be exchanged for certificated notes, except in limited circumstances. See "Description of Notes—Book-entry, Settlement and Clearance."

Denominations	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

Absence of a Public Market for the Notes

The notes will be a new issue of securities for which there is currently no established market. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any interdealer quotation system.

NASDAQ Global Select Market Symbol	Our common stock is quoted on the NASDAQ Global Select Market under the symbol "STLD."
United States Federal Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of the purchase, ownership, disposition and conversion of the notes, and the ownership and disposition of shares of our common stock received upon a conversion of the notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "United States Federal Tax Considerations."

Trustee, Paying Agent and Conversion Agent	Wells Fargo Bank, National Association
Risk Factors

For a discussion of the factors you should carefully consider before deciding to invest in the notes, see "Risk Factors" beginning on page 9 of this prospectus and "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following summary historical consolidated financial data as of and for each of the years in the three-year period ended December 31, 2008 has been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the three-month periods ended March 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period. Our audited consolidated financial statements for each of the years in the three-year period ended December 31, 2008, and our unaudited consolidated financial statements for the three months ended March 31, 2009, are incorporated by reference in this prospectus. All prior period share amounts were appropriately adjusted for our March 2008 two-for-one stock split.

              This information is only a summary. You should read the data set forth in the table below in conjunction with our audited consolidated financial statements and the accompanying notes, the unaudited financial statements and accompanying notes and the respective Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, each of which is incorporated by reference in this prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(dollars in thousands)
Operating data:
Net sales	$814,650	$1,902,205	$8,080,521	$4,384,549	$3,238,787
Costs of goods sold	855,277	1,554,896	6,849,262	3,468,855	2,408,795

Gross profit	(40,627)	347,309	1,231,259	915,694	829,992
Selling, general and administrative expenses	72,976	94,902	376,019	224,540	170,878

Operating income	(113,603)	252,407	855,240	691,154	659,114
Interest expense, net of capitalized interest	36,251	29,807	144,574	55,416	32,104
Other (income) expense	(748)	(7,806)	(33,147)	5,500	(4,545)

Income before income taxes	(149,106)	230,406	743,813	630,238	631,555
Income tax expense	(59,332)	87,374	280,427	235,672	234,848
Noncontrolling interest	(1,912)	475	*	*	*

Net income(1)	$(87,862)	$142,557	$463,386	$394,566	$396,707

Basic earnings per share	$(.48)	$.75	$2.45	$2.12	$2.11

Weighted average common shares outstanding	182,000	189,039	189,140	186,321	187,863

Diluted earnings per share	$(.48)	$.72	$2.38	$2.01	$1.89

Weighted average common shares and share equivalents outstanding	182,000	199,317	194,586	196,805	211,548

Cash dividends declared per share	$.10	$.10	$.40	$.30	$.25

	Three Months Ended March 31,			Years Ended December 31,
	2009	2008		2008		2007		2006
	(dollars in thousands)
Other financial data:
Capital expenditures	$74,338	$93,764		$412,497		$395,198		$128,618
Ratio of earnings to fixed charges(2)	—	6.67	x	5.05	x	9.37	x	17.20	x
Balance sheet data:
Cash and equivalents	$16,067	$58,889		$16,233		$28,486		$29,373
Working capital	637,161	917,562		738,934		791,703		639,204
Net property, plant and equipment	2,108,657	1,720,276		2,072,857		1,652,097		1,136,703
Total assets	4,926,079	4,821,612		5,253,577		4,519,453		2,247,017
Long-term debt (including current maturities)	2,514,464	2,017,912		2,650,384		2,029,845		438,878
Stockholders' equity	1,538,944	1,616,057		1,623,886		1,529,196		1,231,108

*
Due to immaterial nature of adoption of FAS 160 in 2009, prior year financial results have not been restated.

(1)
Net income (loss) for the three months ended March 31, 2009 and 2008 represent amounts attributable to Steel Dynamics, Inc. Net income (loss) for the three months ended March 31, 2009 and 2008 was $(89,774) and $143,032, respectively.

(2)
For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs. For the three months ended March 31, 2009, earnings were inadequate to cover fixed charges by $149.3 million.

RISK FACTORS

              Any investment in the notes and our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained herein or incorporated by reference into this prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, which could adversely affect your investment in the notes. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements." As used below under "—Risks Related to the Notes and our Common Stock," "we," "our" and "us" refer to Steel Dynamics, Inc. and not to any of its consolidated subsidiaries.

 Additional Risks Related to our Business and Industry

Risks related to the proposed amendments to our Credit Agreement.

              Under the existing terms of the financial covenants under our Credit Agreement, based on the current economic environment and our outlook, we believe we may be in violation of certain of the financial covenants in our Credit Agreement in 2009. The amendments to our Credit Agreement, described in "Summary—Recent Developments—Amendment to Our Credit Agreement," are expected to increase the flexibility afforded to us under those covenants; however, the proposed amendments will impose new financial covenants, such as a new first lien debt to EBITDA financial covenant and the imposition of a new borrowing base restriction to the maximum borrowings under the Credit Agreement. We cannot assure you that these new covenants will not adversely affect our ability to finance our future operations and capital needs or restrict our ability to conduct and expand our business and pursue other business strategies. Additionally, our ability to meet any financial covenants in the Credit Agreement are affected by events beyond our control, including general economic and business conditions, and we cannot assure that we will maintain our compliance with these covenants in the future.

Our industry is affected by cyclical and global economic factors including the risk of a prolonged recession.

              Our financial results are substantially dependent upon overall economic conditions in the United States, in Europe and in Asia. A prolonged or a deepening recession in the United States, or globally, could substantially further decrease the demand for our products below already currently depressed levels and adversely affect our business. Many of our products are commodities, subject to cyclical fluctuations in supply and demand in both metal consuming industries and in construction. Metals industries have historically been vulnerable to significant declines in consumption and product pricing during prolonged periods of economic downturn such as at present. Likewise, the pace of construction activity has historically slowed significantly during economic downturns and is already at historically low levels today. Moreover, many of our customers rely on access to credit to adequately fund their operations or to finance construction projects, and the inability of our customers to access credit facilities has affected and may continue to adversely affect our business by reducing our sales, increasing our exposure to uncollectible customer accounts and reducing our profitability.

              Our business supports cyclical industries such as commercial and government construction, energy, metals service center, automotive, petrochemical and original equipment manufacturing. These industries may experience significant fluctuations in demand for our products based on economic conditions, energy prices, consumer demand and decisions by governments to either fund or not to fund infrastructure projects such as highways, bridges, schools, energy plants and airports. Many of these factors are beyond our control. In particular, recent developments in the auto industry, including the filings for bankruptcy protection by Chrysler LLC and General Motors Corporation, may have a material adverse impact on our sales and on our ability to collect amounts that customers owe us. As a result of the volatility in the industries we serve, we may have difficulty increasing or maintaining our level of sales or profitability. If the industries we serve continue to suffer a prolonged downturn, then our business may be further adversely affected.

Risks Related to the Notes and our Common Stock

We may not have sufficient cash flow to make payments on the notes and our other debt.

              After giving effect to this offering and our concurrent common stock offering and the application of the net proceeds therefrom, as of March 31, 2009, we would have had $2.1 billion of indebtedness, which would have represented approximately 52% of our total consolidated capitalization, including current maturities of long-term debt.

              Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures depends on our future operating performance. For the first quarter of 2009, we reported a net loss of $87.9 million, as compared to net income of $142.6 million for the first quarter of 2008. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

              If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures, that such measures would satisfy our scheduled debt service obligations or that we would be able to implement any of these measures on favorable terms or at all.

              If we cannot make scheduled payments on our debt:

  •
  our debtholders could declare all outstanding principal and interest to be due and payable;

  •
  the lenders under our Credit Agreement could terminate their commitments and commence foreclosure proceedings against our assets;

  •
  we could be forced into bankruptcy or liquidation; and

  •
  you could lose all or part of your investment in the notes.

              The amount of our indebtedness may limit our financial and operating flexibility. For example, it could:

  •
  make it more difficult to satisfy our obligations with respect to our debt, including the notes;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

  •
  limit our ability to adjust rapidly to changing market conditions; and

  •
  increase our vulnerability to downturns in general economic conditions or in our business.

Despite the level of our indebtedness, we may still incur significantly more debt, which could further increase the risks described above.

              After giving effect to this offering, our concurrent common stock offering and the application of the net proceeds therefrom, as of March 31, 2009, we would have had $2.1 billion of indebtedness, which would have represented approximately 52% of our total consolidated capitalization, including current maturities of long-term debt. The terms of our Credit Agreement limit but do not prohibit us or our subsidiaries from incurring additional indebtedness in the future. Moreover, the terms of the notes do not limit our ability to incur additional indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify, and we may not be able to meet all our debt obligations, including repayment of the notes, in whole or in part. Subject to certain limitations, any additional debt could also be secured or incurred by our non-guarantor subsidiaries, which could increase the risks described above.

Your right to receive payments on the notes is effectively subordinated to the rights of our and the Subsidiary Guarantors' existing and future secured creditors. Further, your right to receive payments on the notes is effectively subordinated to all our non-guarantor subsidiaries' existing and future indebtedness.

              Our obligations under the notes are unsecured. Holders of our secured indebtedness, including indebtedness under our senior Credit Agreement, and the secured indebtedness of the Subsidiary Guarantors (as defined in "Description of Notes—Guarantees") will have claims that are before your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding up, liquidation, reorganization, or other bankruptcy proceeding, holders of our secured indebtedness will have a prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

              Additionally, some but not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

              The convertible debt markets are currently experiencing unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the SEC on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of the common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of those companies whose common stock was subject to the short sale prohibition. The SEC orders expired at 11:59 p.m., New York City time, on Wednesday, October 8, 2008. However, the SEC is currently considering instituting other limitations on effecting short sales (such as the up-tick rule) and other regulatory organizations may do the same. Any future governmental actions that interfere with the ability of convertible notes investors to affect short sales on the underlying common stock would significantly affect the market value of the notes.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              The market price of our common stock has experienced, and may continue to experience, significant volatility. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this "Risk Factors" section and in the other documents incorporated herein by reference, as well as, among other things:

  •
  our operating and financial performance and prospects;

  •
  our ability to repay our debt;

  •
  investor perceptions of us and the industry and markets in which we operate;

  •
  future sales of equity or equity-related securities;

  •
  changes in earnings estimates or buy/sell recommendations by analysts; and

  •
  general financial, domestic, international, economic and other market conditions.

              In addition, the stock market in recent years has experienced significant price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline because a decrease in the market price of our common stock would likely adversely impact the trading price of the notes.

              Although we are not entering into any such transactions at the time we issue the notes, we may in the future engage in derivative transactions with counterparties in order to mitigate in part the potential for dilution associated with conversions of the notes. In connection with establishing initial hedge positions with respect to any such derivative transactions, such counterparties and/or their affiliates may purchase or sell our common stock or enter into various derivative transactions with respect to our common stock concurrently with or shortly after entering into such transactions. In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or by selling or purchasing our common stock in secondary market transactions following the entry into such derivative transactions and prior to the maturity of the notes (and are likely to do so during periods in which holders will be converting their notes). These activities could affect the market value of our common stock and the value of the consideration that you will receive upon conversion of the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change, and our debt or financing agreements that may be in effect at the time of a fundamental change may contain limitations on our ability to pay cash upon repurchase of the notes.

              Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest (including additional interest) as described under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes." However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase notes, particularly in connection with a fundamental change that requires us to retire other indebtedness that may be outstanding at the time. In addition, our ability to repurchase the notes may be limited by law, by regulatory authority or by the agreements governing our indebtedness that exist at the time of the repurchase. Our failure to repurchase surrendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under the agreements governing our other indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

Future sales of shares of our common stock may depress its market price.

              In addition to the shares of our common stock we are selling concurrently with this offering, we may, in the future, sell additional shares of our common stock to raise capital. Also, in July 2008, we filed a registration statement with the Securities and Exchange Commission that registers the resale of 18,339,340 shares of our common stock by certain individuals and entities from whom we purchased OmniSource Corporation. These stockholders have not agreed to any restrictions on the sales of their common stock in connection with this offering or otherwise. Sales of substantial amounts of additional shares of common stock, including the shares of common stock in the concurrent offering, shares that may be sold by stockholders, shares of common stock underlying the notes and shares issuable upon exercise of outstanding options as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes being offered in this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

Dividends on our common stock could be further reduced or eliminated in the event of material future deterioration in business conditions.

              On June 2, 2009, we announced that our board of directors is reducing the quarterly dividend on our common stock from $0.10 to $0.075 per share, effective with the dividend payable on July 10, 2009.

              Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. The downturn in the domestic and global economies could cause our board of directors to consider, among other things, further reducing dividends paid on our common stock. This could adversely affect the market price of our common stock.

Holders of notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them to the extent our conversion obligation includes shares of our common stock.

              Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) prior to the conversion date relating to such notes, but holders of notes will be subject to all changes affecting our common stock. For example, if an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder's conversion of its notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

The notes are not protected by restrictive covenants.

              The indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under "Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes," "Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change" and "Description of Notes—Consolidation, Merger and Sale of Assets."

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

              If a make-whole fundamental change occurs, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the make-whole fundamental change becomes effective and the price paid (or deemed paid) per share of our common stock in such transaction, as described below under "Description of Notes—Conversion Rights—Adjustments to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change." The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $                        per share or less than $                        per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the conversion rate as a result of this adjustment exceed                        per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under "Description of Notes—Conversion Rights—Conversion Rate Adjustments."

              Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

              The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock above certain thresholds, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under "Description of Notes—Conversion Rights—Conversion Rate Adjustments." However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes or to increase the conversion rate of the notes.

              Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes and may have the right to convert your notes with an increased conversion rate. However, the definition of the term "fundamental change" is limited to only certain transactions or events. Therefore the fundamental change provisions will not afford protection to holders of notes in the event of other transactions or events that do not constitute a fundamental change but that could nevertheless adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes or providing you with the right to convert your notes at an increased conversion rate. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes or to convert the notes with an increased conversion rate, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings or otherwise adversely affect the value of the notes.

An active trading market for the notes may not develop.

              The notes are a new issue of securities for which there is currently no trading market. Any trading of the notes may be at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any interdealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes at any time, for any reason or for no reason, without notice. If the underwriters cease to act as market makers for the notes, we cannot assure you another firm or person will make a market in the notes. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

Fraudulent conveyance laws could void the guarantees of the notes.

              Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, either: (i) intended to hinder, delay or defraud any present or future creditor; or (ii) received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and (a) was insolvent or rendered insolvent by reason of the incurrence of the guarantee, (b) was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital, or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature. Moreover, any payments made by a Subsidiary Guarantor pursuant to its guarantee could be voided and required to be returned to the Subsidiary Guarantor, or to a fund for the benefit of the creditors of the Subsidiary Guarantor. To the extent that any guarantee is voided as a fraudulent conveyance, the claims of holders of the Notes with respect to such guarantee would be materially adversely affected.

              In addition, a legal challenge of a guarantee on fraudulent conveyance grounds will focus on, among other things, the benefits, if any, realized by the relevant Subsidiary Guarantor as a result of the issuance of the notes. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the governing law. Generally, however, a Subsidiary Guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

  •
  the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

              On the basis of historical financial information, recent operating history and other factors, we believe that the guarantees are being incurred for proper purposes and in good faith and that each Subsidiary Guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

We face risks related to rating agency downgrades.

              We do not intend to seek a rating on the notes. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by the investors, or reduce their rating in the future, the market price of the notes and our common stock would be adversely affected. In addition, if any of our other outstanding debt is downgraded, raising capital will become more difficult, borrowing costs under our credit facilities and other future borrowings will increase, the terms under which we purchase goods and services will be affected, our ability to take advantage of potential business opportunities will be limited and the market price of the notes and common stock may decrease. We may also be forced to provide collateral or financial assurance for environmental closure and other presently unsecured obligations.

An increase in interest rates could result in a decrease in the relative value of the notes.

              In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase the notes and market interest rates increase, the market value of your notes may decline.

In connection with any conversion rate adjustments, you may be deemed to receive a taxable distribution without the receipt of any cash.

              The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Internal Revenue Code of 1986, as amended (the "Code"), adjustments, or failures to make adjustments, that have the effect of increasing your proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) will result in deemed distributions to the holders of notes even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code. If you are a non-U.S. holder, such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. See "United States Federal Tax Considerations."

Trading prices for the notes may be volatile.

              Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of such securities. The market for the notes could be subject to similar volatility. The trading price of the notes could also fluctuate in response to factors such as variations in our operating results, general developments in the steel industry, developments in the general economy, and changes in securities analysts' recommendations regarding our securities or similar securities.

FORWARD-LOOKING STATEMENTS

              Throughout this prospectus, including documents we may incorporate by reference, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will" or "should," are intended to operate as "forward-looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995, incorporated in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. That legislation protects such predictive statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

              While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

              The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those we may have anticipated or predicted:

  •
  cyclical changes in market supply and demand for steel and recycled ferrous and nonferrous metals; general economic conditions affecting their consumption; U.S. or foreign trade policy affecting the price of these imported materials, or adverse outcomes of pending and future trade cases alleging unlawful practices in connection with imports or exports, including the repeal, lapse or exemptions, from existing U.S. tariffs on imported steel; and governmental monetary or fiscal policy in the U.S. and other major international economies;

  •
  inability to integrate acquired businesses as quickly and effectively as anticipated;

  •
  changes in the availability or cost of recycled ferrous metals or in the availability or cost of iron substitute materials, including pig iron, or other raw materials or supplies which we use in our production processes, as well as periodic fluctuations in the availability and cost of electricity, natural gas or other utilities;

  •
  the occurrence of unanticipated equipment failures and plant outages or the occurrences of extraordinary operating expenses;

  •
  margin compression resulting from our inability to pass increases in costs of raw materials and supplies through to our customers, through price increases or surcharges;

  •
  loss of business from one or more of our major customers or end-users;

  •
  labor unrest, work stoppages and/or strikes involving our own workforce, those of our important suppliers or customers, or those affecting the steel industry in general;

  •
  the impact of, or changes in, environmental laws or in the application of other legal or regulatory requirements upon our production processes or costs of production or upon those of our suppliers or customers, including actions by government agencies, such as the U.S. Environmental Protection Agency or related state agencies, on pending or future environmentally related construction or operating permits;

  •
  private or governmental liability claims or litigation, or the impact of any adverse outcome of any litigation on the adequacy of our reserves, the availability or adequacy of our insurance coverage, our financial well-being or our business and assets;

  •
  increases in interest rates, associated spreads, or other borrowing costs, or the effect of existing and future amendments to loan covenants or restrictions upon the cost or availability of credit to fund operations or to take advantage of other business opportunities;

  •
  changes in our business strategies or development plans which we may adopt or which may be brought about in response to actions by our suppliers or customers, and any difficulty or inability to successfully consummate or implement as planned any planned or potential projects, acquisitions, joint ventures or strategic alliances;

  •
  the effectiveness of the proposed amendment to our Credit Agreement and the expected terms of such amendment; and

  •
  the impact of regulatory or other governmental permits or approvals, litigation, construction delays, cost overruns, technology risk or operational complications upon our ability to complete, start-up or continue to profitably operate a project or a new business, or to complete, integrate and operate any potential acquisitions as anticipated.

              We also believe that you should read the many factors described under "Risk Factors" in this prospectus and under "Item 1A.—Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

              Any forward-looking statements which we make in this prospectus or in any of the documents that are incorporated by reference herein speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MARKET DATA

              We obtained market and competitive position data used in this prospectus, including documents we incorporate by reference, from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified.

USE OF PROCEEDS

              We estimate that the net proceeds from this offering will be approximately $145.2 million ($167.0 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and estimated expenses payable by us.

              We estimate that the net proceeds from our concurrent common stock offering will be approximately $411.2 million ($472.9 million if the underwriters' overallotment option in that offering is exercised in full), after deducting the underwriting discount and estimated expenses payable by us in that offering and based on an assumed offering price of our common stock of $15.96 per share, which is the last reported sale price of our common stock on the NASDAQ Global Select Market on June 1, 2009.

              We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent common stock offering, to repay outstanding indebtedness under the term loan portion of our Credit Agreement. The Credit Agreement matures on June 19, 2012. The weighted average interest rate on outstanding indebtedness under the term loan portion of our Credit Agreement was 2.31% as of March 31, 2009. If the net proceeds of this offering and the concurrent offering of common stock are insufficient to repay the term loan portion of the Credit Agreement in full, we will borrow additional amounts under our revolving credit facility to repay the term loan in full.

              Neither the completion of this offering nor the completion of our concurrent offering of our common stock is contingent on the completion of the other; however, this offering and the concurrent common stock offering are conditioned on such offerings generating net proceeds that, together with borrowings under the revolving credit facility of the Credit Agreement, if necessary, are sufficient to repay the term loan portion of the Credit Agreement in full.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any shares of our common stock in the concurrent offering.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 on:

  •
  an actual historical basis;

  •
  an as adjusted basis to give effect to the receipt of the net proceeds from this offering and the application of such net proceeds to repay outstanding indebtedness under the term loan portion of our Credit Agreement, as described under "Use of Proceeds;" and

  •
  an as further adjusted basis to give further effect to the receipt of the net proceeds from our concurrent offering of common stock and the application of such net proceeds to repay all remaining outstanding indebtedness under the term loan portion of our Credit Agreement, as described under "Use of Proceeds."

              This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and other financial information pertaining to us included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and incorporated herein by reference.

	As of March 31, 2009
	Actual	As Adjusted	As Further Adjusted
	(dollars in thousands)
Cash and cash equivalents(1)	$16,067	$16,067	$16,067

Credit Agreement
Revolving credit facility	$231,000	$231,000	$226,771
Term loan	552,100	406,950	—
Other secured obligations	31,364	31,364	31,364
7 3/8% senior notes due 2012	700,000	700,000	700,000
6 3/4% senior notes due 2015	500,000	500,000	500,000
7 3/4% senior notes due 2016	500,000	500,000	500,000
% convertible senior notes due 2014	—	150,000	150,000

Total debt	2,514,464	2,519,314	2,108,135
Common stock, $.0025 par value; 900,000,000 shares authorized, 218,771,002 issued and 182,130,997 outstanding, actual and as adjusted; 900,000,000 shares authorized, 245,771,002 shares issued and 209,130,997outstanding, as further adjusted	545	545	612
Treasury stock, at cost	(734,083)	(734,083)	(734,083)
Additional paid-in-capital	544,971	544,971	956,082
Other accumulated comprehensive loss	(1,073)	(1,073)	(1,073)
Retained earnings(2)	1,714,310	1,713,975	1,713,038
Noncontrolling interest	14,274	14,274	14,274

Total stockholders' equity	1,538,944	1,538,609	1,948,850

Total capitalization	$4,053,408	$4,057,923	$4,056,985

(1)
Does not reflect the payment of fees associated with the proposed amendment to our Credit Agreement.

(2)
As adjusted and as further adjusted retained earnings reflects the write-off of the deferred financing costs associated with the repayment of the term loan portion of our Credit Agreement.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

              Our common stock is listed on the NASDAQ Global Select Market under the symbol "STLD." The following share data has been adjusted to reflect our two-for-one stock split effective March 2008. The following table shows the quarterly range of the high and low sale prices for our common stock as reported by the NASDAQ Global Select Market and the dividend we paid per share of common stock in each of the periods indicated.

	Common Stock Market Price
			Dividends Declared
	High	Low
2007
First Quarter	$22.14	$15.43	$.075
Second Quarter	24.77	19.46	.075
Third Quarter	24.88	16.81	.075
Fourth Quarter	30.67	21.77	.075
2008
First Quarter	$35.28	$21.14	$.10
Second Quarter	40.92	32.28	.10
Third Quarter	38.67	15.47	.10
Fourth Quarter	16.94	5.18	.10
2009
First Quarter	$14.39	$5.95	$.10
Second Quarter (thru June 1, 2009)	16.16	8.18	0.075

              The last reported sale price of our common stock on the NASDAQ Global Select Market on June 1, 2009 was 15.96 per share. As of March 31, 2009, there were 182,130,997 shares of our common stock outstanding held by approximately 25,800 shareholders of record. Such number of record owners was determined from our shareholder records and does not include beneficial owners of our common stock held in the name of various security holders, dealers and clearing agencies.

              Holders of our common stock are entitled to receive such dividends as our board of directors from time to time may declare out of funds legally available therefore. Our board of directors has no obligation to declare dividends under Indiana law or our articles of incorporation, as amended. Any determination by our board of directors to pay dividends in the future will be based on various factors, including economic conditions and our financial condition, results of operations and current and anticipated cash needs.

              Our board of directors approved a reduction in the quarterly dividend of our common stock from $0.10 per share to $0.075 per share, effective with the dividend payable on July 10, 2009 to holders of record at the close of business on June 30, 2009.

RATIO OF EARNINGS TO FIXED CHARGES

              The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

											Three Months Ended March 31, 2009
	Fiscal Year Ended December 31,
	2004		2005		2006		2007		2008
	(dollars in thousands)
Interest expense, including amortization of debt issuance costs	$45,355		$39,547		$37,492		$60,526		$162,396		$36,251
Capitalized interest	6,935		730		1,686		13,717		17,822		3,051

Fixed charges	52,290		40,277		39,178		74,243		180,218		39,302
Income before taxes and extraordinary items	475,033		360,626		631,555		630,238		743,813		(147,494)
Amortization of capitalized interest	3,729		4,073		4,814		5,069		4,670		921
Less capitalized interest	(6,935)		(730)		(1,686)		(13,717)		(17,822)		(3,051)

Adjusted earnings	$524,117		$404,246		$673,861		$695,833		$910,879		$(110,022)
Ratio	10.02	x	10.04	x	17.20	x	9.37	x	5.05	x	—

              For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs. For the three months ended March 31, 2009, earnings were inadequate to cover fixed charges by $149.3 million.

DESCRIPTION OF NOTES

              We will issue the notes under an indenture to be dated as of June     , 2009 (the "indenture"), among us, the guarantors named therein and Wells Fargo Bank, N.A., as trustee (the "trustee"). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

              You may request a copy of the indenture from us as described under "Where You Can Find More Information."

              The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

              For purposes of this description, references to "the Company," "we," "our" and "us" refer only to Steel Dynamics, Inc. and not to any of its current or future subsidiaries.

General

              The notes:

  •
  will be our general unsecured, senior obligations;

  •
  will be limited to an aggregate principal amount of $150,000,000 (or $172,500,000 if the underwriters' overallotment option is exercised in full);

  •
  will bear cash interest from June     , 2009 at an annual rate of        %, payable on June 15 and December 15 of each year, beginning on December 15, 2009;

  •
  will be subject to purchase by us for cash at the option of the holders following a fundamental change (as defined below under "—Fundamental Change Permits Holders to Require Us to Purchase Notes") at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest (including additional interest) to, but excluding, the purchase date;

  •
  will be subject to redemption at our option, in whole or in part, on or after June 20, 2012, at the redemption price specified herein, but only if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable conversion price in effect on each such trading day;

  •
  will mature on June 15, 2014 unless earlier converted, redeemed or repurchased;

  •
  will be guaranteed on an unsecured unsubordinated basis by certain of our subsidiaries as described under "—Guarantees;"

  •
  will be issued in registered form only in denominations of $1,000 and multiples of $1,000; and

  •
  will be issued in book-entry form and represented by one or more permanent global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC"), but in certain limited circumstances may be issued in definitive form and represented by physical, certificated notes. See "—Book-entry, Settlement and Clearance."

              Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The notes may be converted into shares of our common stock initially at a conversion rate of                shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $            per share of common stock). The conversion rate is subject to adjustment if certain events occur. You will not receive any separate cash payment for interest (including additional interest) accrued and unpaid to the conversion date except under the limited circumstances described below.

              The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" and "—Consolidation, Merger and Sale of Assets" below, and except for the provisions set forth under "—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change," the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit or perceived credit as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

              We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any interdealer quotation system.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange

              We will pay the principal of and interest on notes evidenced by a global note in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

              We will pay the principal of any certificated notes at the office or agency designated by us for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes. Interest (including additional interest, if any) on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder's account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

              A holder of certificated notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note surrendered for conversion.

              The registered holder of a note will be treated as the owner of it for all purposes.

Interest

              The notes will bear cash interest at a rate of        % per year until maturity. Interest on the notes will accrue from June     , 2009 or from the most recent date on which interest has been paid or duly provided for. Interest (including additional interest, if any) will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009.

              Interest (including additional interest, if any) will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest (including additional interest, if any) on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

              If any interest payment date or the stated maturity date or redemption date or any earlier required repurchase date would fall on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest (including any additional interest) on such payment will accrue in respect of the delay. The term "business day" means any day other than a Saturday, a Sunday or any other day on which banks or trust companies in The City of New York are authorized or required by law or executive order to be closed.

              References to interest in this prospectus include additional interest, if any, payable upon our election to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with our reporting obligations as described under "—Events of Default."

Guarantees

              Payment of the principal of, premium, if any, and interest on the notes will be guaranteed, jointly and severally, on an unsecured unsubordinated basis by the Initial Subsidiary Guarantors (as defined below). In addition, the indenture provides that each of our subsidiaries that guarantees any of our outstanding debt securities or our obligations under any credit facility will be required to guarantee the principal of, premium, if any, and interest on the notes, jointly and severally with the other guarantees of the notes, on an unsecured unsubordinated basis. The Initial Subsidiary Guarantors, together with any future guarantors are referred to in this prospectus as the "Subsidiary Guarantors."

              The note guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon the satisfaction and discharge of the indenture, the sale, exchange or transfer (including by way of merger or consolidation) to any person (other than an affiliate of Steel Dynamics, Inc.) of all of the capital stock of such Subsidiary Guarantor or the release and discharge of the guarantee by such Subsidiary Guarantor which resulted in the obligation to guarantee the notes (including, in the case of an Initial Subsidiary Guarantor, the release and discharge of all guarantees by such Initial Subsidiary Guarantor of our obligations under our debt securities and Credit Agreement outstanding on the closing date of this offering), provided that such Subsidiary Guarantor has not guaranteed any other indebtedness of ours which would have resulted in an obligation to guarantee the notes and such other guarantee has not also been unconditionally released and discharged.

              The Initial Subsidiary Guarantors are each of our subsidiaries that has guaranteed our obligations under our Credit Agreement or our outstanding debt securities on the closing date of this offering.

Ranking

              The notes will be equal in right of payment with all existing and future unsubordinated unsecured indebtedness of ours, including our $500.0 million principal amount of 7 3/4% Senior Notes due 2016, our $500.0 million principal amount of 6 3/4% Senior Notes due 2015 and our $700.0 million principal amount of 7 3/8% Senior Notes due 2012, and senior in right of payment to any subordinated indebtedness we may incur. The note guarantees will be equal in right of payment with all existing and future unsubordinated unsecured indebtedness of the Subsidiary Guarantors and senior in right of payment to all subordinated indebtedness of the Subsidiary Guarantors. The notes and the note guarantees will be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such debt. Our Credit Agreement is secured by the inventory and accounts, chattel paper, instruments, deposit accounts, letter of credit rights and general intangibles of us and our subsidiaries that have guaranteed the Credit Agreement. The Credit Agreement is also secured by a pledge of the capital stock or other equity interests of us and our subsidiaries that have guaranteed the Credit Agreement. As of March 31, 2009, after giving effect to this offering, our concurrent common stock offering and the anticipated use of the net proceeds therefrom, we would have had $2.1 billion of indebtedness outstanding, and we would have had the ability to borrow up to $623.7 million of additional indebtedness under our senior secured revolving credit facility. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

              The notes will be effectively subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes. As of March 31, 2009, these non-guarantor subsidiaries had $100.0 million of liabilities outstanding, including $63.5 million of indebtedness, substantially all of which indebtedness is held by us. See the footnote captioned "Condensed Consolidating Information" to our annual financial statements incorporated by reference herein for selected financial information regarding us, the subsidiary guarantors and the non-guarantor subsidiaries.

              The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to pay the purchase price if a holder requires us to repurchase notes following a fundamental change as described below. See "Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon repurchase of the notes."

Conversion Rights

General

              Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The notes may be converted into shares of our common stock initially at a conversion rate of            shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $            per share of common stock). The trustee will initially act as the conversion agent.

              Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest (including additional interest, if any), except as described below. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price (as defined below) of the common stock on the relevant conversion date. Our delivery to you of the full number of shares of our common stock, together with any cash payment for any fractional share, into which a note is convertible will be deemed to satisfy in full our obligation to pay:

  •
  the principal amount of the note; and

  •
  accrued and unpaid interest (including additional interest, if any) to, but not including, the conversion date.

As a result, accrued and unpaid interest (including additional interest, if any) to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

              Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New

York City time, on such record date will receive the interest (including additional interest, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest (including additional interest, if any) payable on the notes so converted on such following interest payment date; provided that no such payment need be made:

  •
  if we have called the notes for redemption on a redemption date that falls after a record date for an interest payment date and on or prior to the related interest payment date;

  •
  for conversions following the record date immediately preceding the maturity date;

  •
  if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

  •
  to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

              If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder's name, in which case the holder will pay that tax.

              The "last reported sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common stock is not so quoted, the "last reported sale price" will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

              "Scheduled trading day" means a day that is scheduled to be a trading day on the principal United States national or regional securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, "scheduled trading day" means a business day.

              "Trading day" means a day on which (i) trading in our common stock generally occurs on the NASDAQ Stock Market LLC or, if our common stock is not then listed on the NASDAQ Stock Market LLC, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, "trading day" means a business day.

Conversion Procedures

              If you hold a beneficial interest in a global note, to convert you must comply with DTC's procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest (including additional interest, if any) payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

              If you hold a certificated note, to convert you must:

  •
  complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

  •
  deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest (including additional interest, if any) payable on the next interest payment date to which you are not entitled.

              The date you comply with the relevant procedures described above is the conversion date under the indenture.

              If a holder has already delivered a purchase notice as described under "—Fundamental Change Permits Holders to Require Us to Purchase Notes" with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment Upon Conversion

              Upon conversion of the notes, we will deliver to a converting holder a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by $1,000, multiplied by (ii) the applicable conversion rate. We will deliver such shares of common stock on the third business day immediately following the relevant conversion date. We will deliver cash in lieu of any fractional share of common stock issuable upon conversion based upon the last reported sale price on the relevant conversion date.

              Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes; provided, however, that a converting noteholder will become the record holder of any shares of our common stock due upon such conversion as of the relevant conversion date.

Conversion Rate Adjustments

              The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any such transactions under clauses (1) (but only with respect to stock dividends or distributions), (2), (3) and (4) below without having to convert their notes as if they held the full number of shares underlying their notes.

              (1)    If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0	×	OS1 OS0

              where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;
OS0	=	the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date or effective date; and
OS1	=	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

              (2)    If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration to the conversion rate that would be in effect had the adjustment been made on the basis of delivery of only the number of shares of common stock actually delivered):

CR1 = CR0	×	OS0 + X OS0 + Y

              where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;
CR1	=	conversion rate in effect immediately after the open of business on such ex-dividend date;
OS0	=	the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date;
X	=	the total number of shares of our common stock issuable pursuant to such rights or warrants; and
Y	=
the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

              (3)    If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding

  •
  dividends or distributions and rights or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

  •
  dividends or distributions paid exclusively in cash; and

  •
  spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0	×	SP0 SP0 - FMV

              where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;
CR1	=	the conversion rate in effect immediately after the open of business on such ex-dividend date;
SP0	=
the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and
FMV	=
the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock as of the open of business on the ex-dividend date for such distribution.

              If the then fair market value of the portion of the shares of capital stock, evidences of indebtedness or other assets or property so distributed applicable to one share of common stock is equal to or greater than the average of the last reported sales prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution, in lieu of the foregoing adjustment, each holder of a note shall receive, at the same time and upon the same terms as holders of our common stock, the amount and kind of securities and assets such holder would have received as if such holder owned a number of shares of common stock equal to the conversion rate in effect on the ex-dividend date for the distribution of the securities or assets.

              With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit and such shares of capital stock or similar equity interests are listed for trading on a securities exchange, which we refer to as a "spin-off," the conversion rate will be increased based on the following formula:

CR1 = CR0	×	FMV0 + MP0 MP0

              where,

CR0	=	the conversion rate in effect immediately prior to the end of the valuation period (as defined below);
CR1	=	the conversion rate in effect immediately after the end of the valuation period;

FMV0	=	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period after, and including, the ex-dividend date of the spin-off (the "valuation period"); and
MP0	=	the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and the conversion date in determining the applicable conversion rate.

              (4)    If we pay any cash dividends or distributions to all or substantially all holders of our common stock, other than a regular, quarterly cash dividend that does not exceed $0.075 per share (the "dividend threshold amount"), the conversion rate will be adjusted based on the following formula:

CR1 = CR0	×	SP0 SP0 - C

              where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;
CR1	=	the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;
SP0	=	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution;
C	=	the amount in cash per share we distribute to holders of our common stock in excess of the dividend threshold amount provided that if the dividend or distribution is not a regular quarterly cash dividend, the dividend threshold amount will be deemed to be zero. The dividend threshold amount is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the dividend threshold amount for any adjustment to the conversion rate under this clause (4).

              (5)    If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0	×	AC + (SP1 + OS1) OS0 × SP1

              where,

CR0	=	the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1	=	the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;
OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;
OS1	=
the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and
SP1	=
the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

              The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

              Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of share combination).

              We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

              A holder may, in some circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment or the nonoccurrence of an adjustment to the conversion rate, see "United States Federal Tax Considerations."

              With respect to any rights plan that we implement after the date of the indenture, to the extent that such rights plan is in effect upon conversion of the notes into common stock, you will receive, in addition to the shares of common stock received in connection with such conversion, the rights under the rights plan with respect to such common stock, unless prior to any conversion, the rights have separated from our common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

              Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

  •
  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

  •
  upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

  •
  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

  •
  for a change in the par value of our common stock; or

  •
  for accrued and unpaid interest (including additional interest, if any).

              Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any notes.

Recapitalizations, Reclassifications and Changes of Our Common Stock

              In the case of:

  •
  any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

  •
  a consolidation, merger or combination involving us; or

  •
  a sale, lease or other transfer to a third party of all or substantially all of the consolidated assets of ours and our subsidiaries, or any statutory share exchange,

in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the "reference property") upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Certain Other Adjustments

              Whenever any provision of the indenture requires us to calculate last reported sale prices over a span of multiple days, our board of directors will make appropriate adjustments to such prices, the conversion rate, or the amount due upon conversion to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change

              If a "fundamental change" (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in clause (2) of the definition thereof, a "make-whole fundamental change") occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the "additional shares"), as described below. A conversion of notes will be deemed for these purposes to be "in connection with" such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the proviso in clause (2) of the definition thereof, the 35th calendar day immediately following the effective date of such make-whole fundamental change).

              Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will deliver shares of our common stock as described under "—Conversion Rights—Payment Upon Conversion," calculated based on the conversion rate as adjusted by the additional shares. However, if, at the effective time of such transaction, the reference property as described under "—Recapitalizations, Reclassifications and Changes of Our Common Stock" above is comprised entirely of cash, then, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the "stock price" (as defined below) for the transaction and will be deemed to be an amount equal to the conversion rate (including any adjustment additional shares) multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date. We will notify holders of the effective date of any make-whole fundamental change and issue a press release announcing such effective date no later than five business days after such effective date.

              The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the "effective date") and the price (the "stock price") paid (or deemed paid) per share of our common stock in the fundamental change. If the holders of our common stock receive only cash in a make-whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the ten trading-day period ending on, and including, the trading day immediately preceding the effective date of the make-whole fundamental change.

              The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under "—Conversion Rate Adjustments."

              The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes for each stock price and effective date set forth below:

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$
June , 2009
June 15, 2010
June 15, 2011
June 15, 2012
June 15, 2013
June 15, 2014

              The exact stock prices and effective dates may not be set forth in the table above, in which case:

  •
  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

  •
  If the stock price is greater than $                per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

  •
  If the stock price is less than $                per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

              Notwithstanding the foregoing, in no event will the conversion rate exceed            per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under "—Conversion Rate Adjustments."

              Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Redemption of Notes at Our Option

              Prior to June 20, 2012, the notes will not be redeemable at our option. On or after June 20, 2012, if the last reported sale price of our common stock for 20 or more trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on the trading day prior to the date we provide the notice of redemption to holders exceeds 130% of the applicable conversion price in effect on each such trading day, we may redeem for cash all or part of the notes, upon not less than 30 nor more than 60 days' notice before the redemption date to the trustee, the paying agent and each holder of notes; provided that we may not redeem the notes if the redemption date would be after the maturity date. The redemption price of a note will be 100% of the principal amount of such note, plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the redemption date (unless the redemption date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest (including any additional interest) to the holder of record on such record date and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed). If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

              If we decide to redeem fewer than all of the outstanding notes, the trustee may select the notes to be redeemed by lot, pro rata, or by another method the trustee considers fair and appropriate.

              If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be included in the portion selected for redemption.

Fundamental Change Permits Holders to Require Us to Purchase Notes

              If a "fundamental change" (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest), if any, to, but excluding, the fundamental change purchase date (unless the fundamental change purchase date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest (including any additional interest) to the holder of record on such record date and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

              A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

                  (1)    a "person" or "group" within the meaning of Section 13(d) of the Securities Exchange Act other than us, our subsidiaries and our and their employee benefit plans, has become the direct or indirect "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

                  (2)    consummation of any share exchange, consolidation or merger of us, or any transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

                  (3)    the first day on which a majority of the members of our board of directors does not consist of "continuing directors";

                  (4)    our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

                  (5)    our common stock (or other common stock into which the notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States.

              A fundamental change as a result of clause (2) above will not be deemed to have occurred, however, if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on the New York Stock

Exchange, the NASDAQ Stock Market LLC or the NASDAQ Global Select Market (or any of their respective successors) or which will be so traded when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

              The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

              "Continuing directors" means (i) individuals who on the date of original issuance of the notes constituted our board of directors (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof), either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.

              Holders may not be able to require us to purchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as "continuing directors." In this regard, a recent decision of the Delaware Chancery Court (not involving our company or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities substantially similar to the fundamental change described in clause (3) of the definition of fundamental change. In its decision, the court noted that a board of directors may "approve" a dissident shareholder's nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination). While we are incorporated in the State of Indiana, we cannot assure you that an Indiana or other court interpreting clause (3) of the definition of fundamental change would not reach a similar decision to that of the Delaware Chancery Court.

              On or before the 20th calendar day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

  •
  the events causing a fundamental change;

  •
  the date of the fundamental change;

  •
  the last date on which a holder may exercise the repurchase right;

  •
  the fundamental change purchase price;

  •
  the fundamental change purchase date;

  •
  the name and address of the paying agent and the conversion agent, if applicable;

  •
  if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

  •
  if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to require us to purchase their notes.

              Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in New York, New York, or publish the information on our website or through such other public medium as we may use at that time.

              To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" on the reverse side of the notes duly completed, to the paying agent if the notes are in certificated form. If the notes are not in certificated form, you must comply with DTC's procedures for tendering interests in global notes. Your purchase notice must state:

  •
  if certificated, the certificate numbers of your notes to be delivered for purchase;

  •
  the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof;

  •
  and that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

              You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

  •
  the principal amount of the withdrawn notes;

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

  •
  the principal amount, if any, which remains subject to the purchase notice.

              We will be required to purchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities on the fundamental change purchase date sufficient to pay the fundamental change purchase price of notes for which the holders have tendered and not withdrawn purchase notices, then:

  •
  such notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

  •
  all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including additional interest, if any) upon delivery or transfer of the notes).

              In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

  •
  comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

              No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

              The purchase rights of the holders could discourage a potential acquirer from acquiring us. The fundamental change purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

              The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

              If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See "Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or when required under the terms of the notes, and our future debt may contain limitations on our ability to pay cash upon repurchase of the notes." If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

              The indenture provides that we will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any person, or permit any person to merge with or into us, unless:

                  (1)    we shall be the continuing person, or the person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and assets (the "Surviving Person"), shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations under the indenture and the notes;

                  (2)    immediately after giving effect to such transaction, no default or event of default (each as defined in the indenture) shall have occurred and be continuing; and

                  (3)    we deliver to the trustee an officer's certificate and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

              The Surviving Person will succeed to, and except in the case of a lease be substituted for, us under the indenture and the notes.

              Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose note guarantee is to be released in accordance with the terms of its note guarantee and the indenture in connection with the sale, exchange or transfer to any person (other than an affiliate of ours) of all of the capital stock of such Subsidiary Guarantor) will not, and we will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any person other than us or any other Subsidiary Guarantor unless:

                  (1)    such Subsidiary Guarantor shall be the continuing person, or the person (if other than such Subsidiary Guarantor) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the "Surviving Guarantor"), shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of such Subsidiary Guarantor's obligations under the indenture and its note guarantee; and

                  (2)    immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

              The Surviving Guarantor will succeed to, and, except in the case of a lease be substituted for, such Subsidiary Guarantor under the indenture and such Subsidiary Guarantor's note guarantee.

              Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a "fundamental change" (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

              Each of the following is an event of default under the indenture:

                  (1)    default in the payment of interest (including additional interest, if any) on any note when the same becomes due and payable and such default continues for a period of 30 days;

                  (2)    default in the payment of principal of any note when the same becomes due and payable, whether at its stated maturity, upon acceleration, upon declaration or otherwise;

                  (3)    failure to comply with our obligation to convert the notes in accordance with the indenture upon exercise of a holder's conversion right;

                  (4)    failure to give a fundamental change notice when due;

                  (5)    failure to redeem notes after it has exercised its redemption option;

                  (6)    failure to purchase all or any part of the notes in accordance with the provisions of "—Fundamental Change Permits Holders to Require Us to Purchase Notes";

                  (7)    failure to perform or observe any other covenant or agreement in the indenture with respect to the notes (other than a covenant or agreement in respect of which our non-compliance would otherwise be an event of default) and such default or breach continues for a period of 60 consecutive days after written notice to us by the trustee or to us and the trustee by the "holders" (as defined in the indenture) of 25% or more in aggregate principal amount of the notes then outstanding;

                  (8)    there occurs with respect to any issue or issues of indebtedness of ours, any Subsidiary Guarantor or any Significant Subsidiary having an outstanding principal amount of $75 million or more in the aggregate for all such issues of all such persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

                  (9)    any final judgment or order (not covered by insurance) for the payment of money in excess of $75 million in the aggregate for all such final judgments or orders against all such persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against us, any Subsidiary Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such persons to exceed $75 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

                  (10)    certain events of bankruptcy, insolvency, rehabilitation or reorganization of the Company, any Subsidiary Guarantor or any of our Significant Subsidiaries; or

                  (11)    any Subsidiary Guarantor repudiates its obligations under its note guarantee or, except as permitted by the indenture, any note guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

              "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act as in effect on the closing date of this offering; provided that all references to 10% in the definition of "significant subsidiary" in Article 1 of Regulation S-X of the Securities Act shall be deemed to be 7.5%. "Restricted Subsidiary" means any subsidiary of ours other than an Unrestricted Subsidiary. "Unrestricted Subsidiary" means STLD Holdings, Inc., Dynamic Aviation, LLC, Paragon Steel Enterprises, LLC, Speedbird Aviation, LLC and each of their respective direct and indirect subsidiaries; provided, however, in the event (a) any such Subsidiary Guarantees indebtedness of ours or any Subsidiary Guarantor in an aggregate amount exceeding $50 million or (b) we or any of our subsidiaries (other than an Unrestricted Subsidiary) contributes or otherwise transfers (other than a sale for fair market value) any Operating Property (including shares of stock of a subsidiary that owns the Operating Property) to such subsidiary, in either case such subsidiary shall cease to be an Unrestricted Subsidiary and if such subsidiary would be a Significant Subsidiary, such subsidiary will guarantee payment of the principal of, premium if any and interest on the notes. "Operating Property" means any real property, including any manufacturing plant or warehouse erected thereon, or equipment located in the United States owed by, or leased to, us, or any of our subsidiaries, that has a market value in excess of $50.0 million.

              If an event of default, other than as described in the next sentence, occurs and is continuing, then, and in each and every such case, except for any notes the principal of which shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding under the indenture, by notice in writing to us (and to the trustee if given by holders), may declare the entire principal amount of all the notes, and the interest accrued on such notes, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an event of default described in clause (10) occurs and is continuing with respect to us, then the principal amount of all the notes then outstanding and interest accrued on such notes (including additional interest), if any, shall be and become immediately due and payable, without any notice or other action by any holder or the trustee, to the full extent permitted by applicable law.

              The provisions described in the paragraph above, however, are subject to the condition that if, at any time after the principal of the notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained as provided in the indenture, we will pay or will deposit with the trustee a sum sufficient to pay all matured installments of interest upon all the notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the rate or rates, if any, specified in the notes to the date of such payment or deposit) and such amount as shall be sufficient to cover all amounts owing to the trustee and its agents and counsel, and if any and all events of default under the indenture, other than the non-payment of the principal of notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the indenture, then and in every such case the holders of a majority in aggregate principal amount of all the notes then outstanding, by written notice to us and to the trustee, may rescind and annul such declaration and its consequences, but no such rescission and annulment will extend to or shall affect any subsequent default or shall impair any right consequent on such default.

              Notwithstanding the foregoing, the indenture provides that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act, or (ii) our failure to comply with the similar covenant contained in the indenture and described below under the caption "—Reports," will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes equal to 0.50% per annum of the principal amount of the notes. If we so elect, such additional interest will be payable on all notes outstanding on or before the date on which such event of default first occurs. On the 180th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 180th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

              In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the business day immediately prior to the date on which such event of default would occur. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

              The holders of a majority in principal amount of the outstanding notes may waive any past defaults (except with respect to nonpayment of principal or interest (including additional interest, if any), with respect to the failure to deliver the consideration due upon conversion, or with respect to any covenant or provision that cannot be modified or amended without the consent of all holders).

              Subject to certain restrictions, the holders of at least a majority in aggregate principal amount of the notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.

              Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest (including additional interest, if any) when due, or the right to receive payment or delivery of the consideration due upon conversion, no holder of any notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

                  (i)    such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

                  (ii)    the holders of at least 25% in aggregate principal amount of outstanding notes shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under the indenture;

                  (iii)    such holder or holders have offered to the trustee indemnity or security reasonably satisfactory to it against any costs, liabilities or expenses (including fees and expenses of its counsel) to be incurred in compliance with such request;

                  (iv)    the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

                  (v)    during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

              The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest (including additional interest, if any) on any note or a default in the payment or delivery of the consideration due upon conversion, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders.

Modification and Amendment

              The indenture allows us and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the notes. However, without the consent of the holders of all the outstanding notes affected thereby, no supplemental indenture may:

                  (1)    change the stated maturity of the principal of, or interest (including additional interest) on, any note;

                  (2)    reduce the principal amount of, or the rate of interest (including additional interest) on, any note;

                  (3)    change any place of payment where, or the currency in which, any note or any interest (including additional interest) thereon is payable;

                  (4)    impair the right of any holder of a note to receive payment of principal and interest (including additional interest) on such holder's notes when due or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

                  (5)    make any change that adversely affects the conversion rights of any holder of notes;

                  (6)    reduce the redemption price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

                  (7)    reduce the percentage in principal amount of the notes, the consent of whose holders is required for a supplemental indenture, or the consent of whose holders is required for any waiver of compliance with various provisions of the indenture or various defaults thereunder and their consequences provided for in the indenture;

                  (8)    modify any of the foregoing provisions described in clause (7) above except to increase any such percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby; or

                  (9)    release any Subsidiary Guarantor from its note guarantee, except as provided in the indenture.

              We and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder to, among other things:

                  (1)    evidence the succession of another corporation to us and the assumption of our covenants and obligations under the notes and the indenture by this successor;

                  (2)    add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

                  (3)    cure any ambiguity or make any other provisions that do not adversely affect the interests of the holders of the notes in any material respect;

                  (4)    add guarantees with respect to the notes; and

                  (5)    conform the provisions of the indenture to the "Description of Notes" section in this prospectus.

              The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver. After an amendment, supplement or waiver becomes effective, we shall give to the holders affected by such amendment, supplement or waiver a notice briefly describing such amendment, supplement or waiver. We will mail supplemental indentures to holders upon request. Any failure to mail such notice, or any defect in such notice, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Discharge

              We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and (in the case of conversion) shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

              Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest (including additional interest, if any) payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Reports

              The indenture provides that, whether or not we and the Subsidiary Guarantors are required to file reports with the SEC, we and the Subsidiary Guarantors shall deliver to the trustee copies of all annual reports, quarterly reports and other documents that we and the Subsidiary Gurantors would be required to file with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act, within 15 days after such reports and other documents would be required to be filed with the SEC (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act).

              We intend to file our reports with the SEC in electronic form pursuant to Regulation S-T of the SEC using the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. We shall notify the trustee in the manner prescribed herein of each such filing. The trustee will be directed to access the EDGAR system for purposes of retrieving the reports so filed. Compliance with the foregoing shall constitute delivery by us of such reports to the trustee in compliance with the provisions of the indenture. The trustee shall have no duty to search for or obtain any electronic or other filings that we make with the SEC, regardless of whether such filings are periodic, supplemental or otherwise.

Trustee

              Wells Fargo Bank, N.A. is the trustee, security registrar, paying agent and conversion agent. Wells Fargo Bank, N.A. in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

              We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing Law

              The indenture provides that it, the notes and the guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, Settlement and Clearance

The Global Notes

              The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the "global notes"). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

              Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of a global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

  •
  ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and records maintained by DTC participants (with respect to other owners of beneficial interests in the global note).

              Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry Procedures for the Global Notes

              All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the trustee or the underwriters are responsible for those operations or procedures.

              DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

              DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

              So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

              As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

              Payments of principal and interest (including additional interest, if any) and of amounts due upon conversion with respect to the notes represented by a global note will be made by the trustee to DTC's nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

              Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

              Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

Certificated Notes

              Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 60 days;

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 60 days; or

  •
  an event of default with respect to the notes has occurred and is continuing.

DESCRIPTION OF COMMON STOCK

              The following is a description of our common stock. This description is not complete, and we qualify this description by referring to our amended and restated articles of incorporation and our amended and restated bylaws, both of which we incorporate by reference in this prospectus, and to the laws of the state of Indiana.

Authorized Common Stock

              We are currently authorized to issue to 900,000,000 shares of common stock, par value $.0025 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. On May 29, 2009, there were 183,196,348 shares of our common stock outstanding.

General

              Voting Rights.    The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Our Articles of Incorporation do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of our common stock may elect all of the directors standing for election.

              Dividends Rights.    All holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the our board of directors in its discretion from funds legally available therefore.

              Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

              Issuance of Common Stock.    Shares of common stock may be issued from time to time as our board shall determine and on such terms and for such consideration as shall be fixed by the board. The authorized number of shares of common stock may, without a class or series vote, be increased or decreased from time to time by the affirmative vote of a majority of the stock entitled to vote.

              Other Matters.    Holders of our common stock have no preemptive rights or rights to convert their our common stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the our common stock.

UNITED STATES FEDERAL TAX CONSIDERATIONS

              The following is a summary of certain material U.S. federal income and estate tax considerations related to the purchase, ownership, disposition and conversion of the notes and the ownership and disposition of shares of common stock into which the notes may be converted. This summary, which is general information only and not an opinion or representation as to tax consequences, is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service ("IRS") or the Courts, so as to result in U.S. federal income and estate tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the "issue price." This summary does not address all aspects of U.S. federal income and estate taxes related to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

  •
  tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

  •
  tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  tax consequences to U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar;

  •
  tax consequences to investors in pass-through entities;

  •
  tax consequences to former citizens or residents of the United States;

  •
  alternative minimum tax consequences, if any;

  •
  any state, local or foreign tax consequences; and

  •
  estate or gift taxes, if any, except as set forth below with respect to non-U.S. holders.

              If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your own tax advisors.

              In this discussion, we use the term "U.S. holder" to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

              We use the term "non-U.S. holder" to describe a beneficial owner (other than a partnership or other pass-through entity) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Taxation of Interest

              The stated interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder's usual method of accounting for tax purposes. If the issue price of the notes is less than their stated principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury Regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method. It is anticipated, and this discussion assumes, that any difference between the issue price of the notes and their stated principal amount will be a de minimis amount and that the notes will not be issued with original issue discount for U.S. federal income tax purposes.

Additional Interest

              We may be required to pay additional interest in certain circumstances as described under "Description of Notes—Events of Default." Because we believe the likelihood that any such additional payments on the notes will be made is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional amounts at the time the payments are received or accrued, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes.

              Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, a U.S. holder would be required, among other things, (i) to accrue interest income based on a projected payment schedule and comparable yield determined pursuant to the applicable Treasury Regulations, which may be at a higher rate than the stated interest rate on the notes, regardless of the holder's method of tax accounting, (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and (iii) treat the entire amount of gain realized upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on a U.S. holder unless that holder discloses a contrary position to the IRS in the manner that is required by applicable Treasury Regulations.

Sale, Redemption or Other Taxable Disposition of Notes

              Except as provided below under "Consequences to U.S. Holders—Conversion of Notes," a U.S. holder generally will recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest, which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder's adjusted tax basis in the note. A U.S. holder's tax basis in a note will generally be equal to the amount that the U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, the capital gain or loss will be a long-term capital gain or loss. Otherwise, the capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. A U.S. holder's ability to deduct capital losses may be limited.

Conversion of Notes

              Upon the conversion of notes into our common stock (except for cash in lieu of a fractional share), a U.S. holder of notes generally will not recognize gain or loss on the conversion, other than with respect to cash received in lieu of a fractional share, which will be treated as described below, and other than amounts attributable to accrued interest, which will be taxable as such. The U.S. holder's tax basis in the shares of common stock received upon conversion of the notes (other than common stock attributable to accrued interest, the tax basis of which will equal the amount of accrued interest with respect to which the common stock is received) will be equal to the holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon conversion of notes generally will include the period during which the holder held the notes prior to the conversion, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt. Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for the fractional share and will result in capital gain or loss in an amount equal to the difference between the amount of cash received and the amount of tax basis allocable to the fractional share for which payment is received.

              If you convert your notes between a record date for an interest payment and the interest payment date and consequently are required to pay upon surrender of your notes for conversion an amount equal to the amount of the interest payment to be received by you, as described in "Description of Notes—Conversion Rights," you should consult your own tax advisors concerning the appropriate treatment of such payments.

Assumption of our Obligations under the Notes

              Under certain circumstances described under the heading "Description of Notes—Consolidation, Merger and Sale of Assets," our obligations under the notes and the indenture may be assumed by another person. An assumption by another person of our obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange by a holder of the notes for new notes, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holder. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Constructive Distributions

              The conversion rate of the notes will be adjusted in certain circumstances, as described in "Description of Notes—Conversion Rights—Conversion Rate Adjustments and—Adjustments to Shares Delivered upon Conversion Upon a Make-whole Fundamental Change." Adjustments that have the effect of increasing the proportionate interest of a U.S. Holder of our notes in our assets or earnings and profits may in some circumstances result in a deemed distribution to that U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder of notes. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect to taxable dividends to holders of our common stock) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and does not so qualify, a U.S. holder of a note generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of the adjustment. In certain circumstances, such as in connection with stock dividends, the failure to adjust the conversion rate may result in a taxable distribution to U.S. holders of our common stock. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the description below under "—Distributions on Common Stock." It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we paid backup withholding taxes on behalf of a U.S. holder (because the U.S. holder failed to establish an exemption from backup withholding taxes), we could, at our option, set-off any such payment against payments of cash on, and common stock deliverable with respect to, the notes.

Distributions on Common Stock

              Distributions made on our common stock generally will be included in a U.S. holder's income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder's adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to dividends received by certain non-corporate U.S. holders, for taxable years beginning before January 1, 2011, the lower applicable long-term capital gains rates may apply if certain holding period requirements are satisfied. Dividends received by corporate U.S. holders may be eligible for a dividends-received deduction, subject to applicable limitations.

Sale, Certain Redemptions or Other Taxable Disposition of Common Stock

              Upon the sale, certain redemptions or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) the U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder's holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring in taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

              Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

              The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

  •
  interest paid on the note is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment or fixed base);

  •
  the non-U.S. holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

  •
  the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

  •
  the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

  •
  (a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to non-U.S. holders that are pass-through entities.

              If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding pursuant to an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base), then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends and Constructive Distributions

              Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see "—Consequences to U.S. Holders—Constructive Distributions" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base), are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              As discussed under "—Consequences to Non-U.S. Holders—Payments of Interest," certain certification requirements and disclosure requirements must be complied with in order to claim the benefit of an applicable treaty rate or for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder will not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash on, and common stock payable with respect to, the notes. A non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions or Other Taxable Dispositions of Notes or Shares of Common Stock

              Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note (including gain realized due to cash received in lieu of a fractional share, see above under "—Consequences to U.S. Holders—Conversion of Notes") will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes during the shorter of the 5-year period ending on the date of disposition of the notes or common stock or the non-U.S. holder's holding period; provided, that as long as our common stock is regularly traded on an established securities market, generally a non-U.S. holder will be subject to taxation (i) with respect to a taxable disposition of our common stock, only if at any time during that five-year or shorter period it owned more that 5% of that class of stock, or (ii) with respect to a taxable disposition of notes, (A) if the notes are regularly traded, only if at any time during that five-year or shorter period it owned more than 5% of the notes, or (B) if the notes are not regularly traded, only if at the time of acquisition of the notes the acquired notes had a fair market value greater than the fair market value of 5% of our common stock. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

              If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption or other taxable disposition at regular graduated U.S. federal income tax rates and in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax at a 30% rate, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, that holder will be subject to a flat 30% tax on the gain derived from the sale, redemption or other taxable disposition, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. Any common stock that a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under "—Consequences to Non-U.S. Holders—Payments of Interest."

Information Reporting and Backup Withholding

              Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting that interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

              In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under "—Consequences to Non-U.S. Holders—Payments of Interest" has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, who is not an exempt recipient. However, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, who is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

U.S. Federal Estate Taxes

              A note beneficially owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual's death, provided that:

  •
  the individual does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

  •
  interest payments with respect to such note, if received at the time of the individual's death, would not have been effectively connected with the conduct of a U.S. trade or business by the individual.

              Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death (including stock treated as owned by such non-U.S. holder by reason of a transfer subject to certain retained powers, or by reason of any transfer within three years of death) will be included in the individual's estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

CERTAIN ERISA CONSIDERATIONS

General

              The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans ("ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the plan.

              Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

              Any Plan fiduciary which proposes to cause a Plan to purchase and hold the notes or any common stock issuable upon conversion of the notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

              Non-U.S. plans, governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code ("Similar Law"). Fiduciaries of any such plans should consult with their counsel before purchasing the notes to determine the need for, and the availability, if necessary, of any exemptive relief under any such law or regulations.

Prohibited Transaction Exemptions

              The fiduciary of a Plan that proposes to purchase and hold any notes or any common stock issuable upon conversion of the notes should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any Plan assets. Such parties in interest or disqualified persons could include, without limitation, us or any of our affiliates, or the underwriters or any of their affiliates. Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the notes or any common stock issuable upon conversion of the notes on behalf of a Plan, Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the "Class Exemptions") could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the notes or any common stock issuable upon conversion of the notes.

              By its purchase of any note, the purchaser thereof will be deemed to have represented and warranted either: (i) no portion of the assets used by you to acquire and hold the notes and any common stock issuable upon conversion of the notes constitutes assets of any Plan or plan subject to Similar Law or (ii) the purchase and holding of the notes and any common stock issuable upon conversion of the notes by you will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

              The foregoing is a summary of certain considerations associated with the purchase and holding of the notes (and the shares of common stock into which notes may be converted) by Plans and is designed only to provide a general overview of the basic issues. Each Plan fiduciary (and each fiduciary for non-US, governmental or church plans subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under ERISA, the Code or such Similar Laws of an investment in the notes or any common stock issuable upon conversion of the notes.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriters	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
ABN AMRO Incorporated
PNC Capital Markets LLC

Total		$150,000,000

              The underwriters are committed to take and pay for all of the notes being offered, if any are taken, other than the notes covered by the option described below unless and until this option is exercised.

              If the underwriters sell more notes than the total principal amount set forth in the table above, the underwriters have an option to buy up to an additional $22.5 million in principal amount of notes. They may exercise that option for 30 calendar days. To the extent that the underwriters exercise this option, they will severally purchase the notes in approximately the same proportion as set forth in the table above.

              Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to            % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

              The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

              Steel Dynamics, Inc. and its directors and executive officers have agreed that, during the period beginning on the date hereof and continuing until the date 90 days after the date of this prospectus, and subject to limited exceptions, they will not offer, sell, contract to sell, pledge, grant any option, make any short sale or otherwise dispose of any shares of common stock, any securities substantially similar to the notes or the common stock or any securities convertible, exchangeable or exercisable for common stock or substantially similar securities, without the prior written consent of the representatives.

              In connection with the offering, the underwriters may purchase and sell notes and common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

              The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

              These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes and common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price	%	$	$
Underwriting discount	%	$	$
Proceeds, before expenses, to Steel Dynamics, Inc.	%	$	$

              We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

              We have agreed to indemnify the several underwriters and the qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

FINRA Regulations

              As described in "Use of Proceeds," some of the net proceeds of this offering may be used to pay down borrowings under our Credit Agreement. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with the Financial Industry Regulatory Authority ("FINRA") Rule 5110(h). Pursuant to that rule, the yield on the notes can be no lower than that recommended by a "qualified independent underwriter," as defined by FINRA rules, which has participated in the preparation of the prospectus and performed its usual standard of due diligence with respect to that prospectus. Goldman, Sachs & Co. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus supplement. We have agreed to indemnify Goldman, Sachs & Co. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters and/or their affiliates are parties to, and lenders under, our Credit Agreement and will receive a portion of the net proceeds of this offering used to repay outstanding indebtedness under the term loan portion of the Credit Agreement.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area (the "EEA") which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

                  (a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

                  (b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

                  (c)    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

                  (d)    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we, nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by underwriters which constitute the final offering of notes contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under the offer of notes contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

                  (a)    it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

                  (b)    in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document as well as any other material relating to the notes which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The notes will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this document , do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

              The notes are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the notes with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

              This document as well as any other material relating to the notes is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Hong Kong

              The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

              This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

              Certain legal matters in connection with the notes offered hereby and of the shares of common stock issuable upon conversion thereof will be passed upon for us by Barrett & McNagny LLP, Fort Wayne, Indiana with respect to Indiana law and by Greenberg Traurig, LLP with respect to New York law. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

              The consolidated financial statements of Steel Dynamics, Inc. appearing in Steel Dynamics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Steel Dynamics, Inc.'s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov and on our website at http://www.steeldynamics.com. Our common stock is quoted on the NASDAQ Global Select Market under the symbol "STLD," and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We have elected to provide the information regarding us and our business by reference to reports we regularly file with the SEC. We incorporate by reference the following documents and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until the termination of this offering, except that, unless otherwise indicated, we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  Annual Report on Form 10-K for the year ended December 31, 2008, filed February 27, 2009, including information specifically incorporated by reference into the Form 10-K from our definitive proxy statement for our 2009 Annual Meeting of Stockholders filed on April 3, 2009;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed May 11, 2009; and

  •
  Current Reports on Form 8-K, filed January 27, 2009, March 12, 2009, March 23, 2009, March 24, 2009 and April 23, 2009 and Current Report on Form 8-K/A filed May 15, 2009.

              The information incorporated by reference is an important part of this prospectus. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

              The documents incorporated by reference into this prospectus are also available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference into this prospectus to any person by first-class mail, without charge, upon written or oral request.

              Requests for documents should be directed to:

Steel Dynamics, Inc.
Investor Relations Department
6714 Pointe Inverness Way, Suite 200
Fort Wayne, Indiana 46804
(260) 459-3553
(260) 969-3590 (fax)

              As of June 30, 2009:

Steel Dynamics, Inc.
Investor Relations Department
7575 West Jefferson Boulevard
Fort Wayne, Indiana
(260) 969-3500
(260) 969-3590 (fax)

$150,000,000

      % Convertible Senior Notes due 2014

PROSPECTUS

Merrill Lynch & Co.

Goldman, Sachs & Co.

Morgan Stanley

J.P.Morgan

ABN AMRO Incorporated

PNC Capital Markets LLC

                    , 2009